Exhibit 99.(a)(5)(vi)

FOR IMMEDIATE RELEASE

For Further Information:

Zweig Funds Shareholder Services

(800) 272-2700

zweig@virtus.com

ZWEIG TOTAL RETURN FUND ANNOUNCES

FINAL RESULTS OF TENDER OFFER

NEW YORK, June 3, 2016 – The Zweig Total Return Fund, Inc. (NYSE: ZTR) (the “Fund”) announced today that, in accordance with its tender offer for up to 15 percent of its issued and outstanding shares of common stock, which expired at 11:59 p.m., New York time, on May 26, 2016, the Fund has accepted 4,768,925.10 shares, representing 15 percent of its outstanding shares, for payment on June 3, 2016. The purchase price of properly tendered shares is 98 percent of the net asset value per share determined as of the close of the regular trading session of the New York Stock Exchange (NYSE) on May 26, 2016, which is equal to $12.96 per share.

A total of 13,953,207 shares were properly tendered and not withdrawn by May 26, 2016, the final date for withdrawals. Therefore, on a pro-rated basis, approximately 34.181024 percent of the shares so tendered by each tendering stockholder have been accepted for payment.

About the Fund

The Zweig Total Return Fund, Inc. is a closed-end fund advised by Zweig Advisers LLC. For more information on the fund, please contact Shareholder Services at 800.272.2700, by email at zweig@virtus.com, or visit us on the web at virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a discount to their net asset value.

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This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any state in which such offer, solicitation or sale would be unlawful under the securities laws of any such state.

Zweig Advisers LLC | 100 Pearl Street | Hartford, CT 06103